Exhibit 1

Media Release

23 March 2007

New Zealand Structured Finance Transactions

As advised by Westpac in previous announcements of 6 August 2004, 30 September 2004, 1 April 2005 and 31 March 2006 the New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued reassessments in respect of the 1999, 2000 and 2001 tax years.

The NZIRD has now issued further amended assessments in respect of the 2002 tax year. These assessments have been issued in respect of seven transactions, which include one of the three transactions undertaken in the 1999 tax year, the two transactions undertaken in the 2000 tax year, the two transactions undertaken in the 2001 tax year and an additional two structured finance transactions undertaken in the 2002 tax year. The maximum potential tax liability reassessed for the 2002 year is NZD 110 million and with interest this increases to NZD 155 million (calculated to 31 March 2007).

The maximum potential tax liability reassessed by the NZIRD (and disputed by Westpac) for the 1999 year remains NZD18 million (with interest NZD25 million), the maximum potential tax liability reassessed for the 2000 year remains NZD61 million (with interest NZD85 million) and the maximum potential tax liability reassessed for the 2001 year remains NZD90 million (with interest NZD127 million).

These further reassessments will also be disputed, as Westpac is confident that the tax treatment applied in all cases is correct. A binding ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.

Westpac does not accept that the reassessments it has received from the NZIRD with respect to the 2002 tax year impact of the seven transactions are correct and will contest them.

Westpac has already disputed the three transactions undertaken in 1999, the two transactions undertaken in the 2000 year and the two transactions undertaken in the 2001 year and these matters are currently before the court.

Ends.

For Further Information

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Mb: 0419 683 411